

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2023

Yi Zuo
Chief Executive Officer
Four Seasons Education (Cayman) Inc.
Room 1301, Zi'an Building
309 Yuyuan Road, Jing'an District
Shanghai 200040
People's Republic of China

      Re: Four Seasons Education (Cayman) Inc.
          Form 20-F for Fiscal Year Ended February 28, 2022
          Filed June 30, 2022
          File No. 001-38264

Dear Yi Zuo:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                         Sincerely,

                                         Division of Corporation Finance
                                        Office of Trade & Services

cc: Steve Lin